Exhibit 99.1

Trina Solar Announces Acquisition of Majority Stake in Hubei Hongyuan

Expands Trina Solar’s PV Cell Manufacturing Capacity

CHANGZHOU, China, February 14, 2014  — Trina Solar Limited (“Trina Solar” or the “Company”), a global leader in photovoltaic (“PV”) modules, solutions, and services, today announced that it has entered into an agreement with Shenzhen S.C. New Energy Technology Corporation (“Shenzhen S.C.”), a leading solar equipment manufacturer, to acquire a majority stake in Shenzhen S.C.’s wholly-owned subsidiary, Hubei Hongyuan PV Science and Technology Co., Ltd., (“Hubei Hongyuan”), a specialized PV cell producer located in Xiantao, Hubei Province.

Trina Solar will hold a 51% stake in Hubei Hongyuan with the remaining 49% stake held by Shenzhen S.C.

The new joint venture company will expand Hubei Hongyuan’s existing production facilities and solid infrastructure to achieve an expected capacity of 420 MW by the middle of 2014.

“We are delighted to announce this exciting new acquisition and collaboration with Shenzhen S.C.,” said Mr. Jifan Gao, chairman and CEO of Trina Solar. “Shenzhen S.C. and Hubei Hongyuan have extensive and proven experience in manufacturing superior quality solar equipment and products, respectively. This acquisition will provide Trina Solar with the benefit of greater access to solar cell manufacturing capacity and at a low cost of capital.”

Mr. Gao added, “We continue to focus on executing our growth strategy of building an asset-light company and delivering increased returns on investment capital. This acquisition will ensure Trina Solar is better positioned to benefit from growing global demand for our solar products. As an industry leader we remain deeply committed to supporting the healthy, long-term growth of China’s solar industry.”

Mr. Liujian Jiang, chairman of Shenzhen S.C., said, “This transaction will enhance the presence of both companies within the solar sector by bringing together Trina Solar’s solid experience and industry-leading products and services with Shenzhen S.C.’s state-of-the-art equipment. We look forward to delivering greater value to our customers and to contributing to the overall development of the solar market.”

Subsequent to the transaction, Hubei Hongyuan will change its name to Hubei Trina Solar Co., Ltd.

About Trina Solar Limited

Trina Solar Limited (NYSE:  TSL) is a global leader in photovoltaic modules, solutions and services. Founded in 1997 as a PV system integrator, Trina Solar today drives smart energy together with installers, distributors, utilities and developers worldwide. The company’s industry-shaping position is based on innovation excellence, superior product quality, vertically integrated capabilities and environmental stewardship. For more information, please visit www.trinasolar.com.

About Shenzhen S.C.

Shenzhen S.C. New Energy Technology Corporation is a rapidly growing photovoltaic equipment manufacturer specialized in crystalline silicon manufacturing equipment, silicon wafer processing equipment, poly-crystalline, purification auxiliary equipment as well as system solutions for whole photovoltaic cell production lines. The company was founded in Shenzhen, Guangdong province, in 2003 and has expanded its presence in global markets including India and Japan. For more information, please visit: www.chinasc.com.cn/wen/about.aspx

About Hubei Hongyuan

Hubei Hongyuan PV Science and Technology Co. Ltd. is a leading manufacturer of PV solar cells, solar modules and engaged in the research and development of other PV solar products. The company was founded by Shenzhen S.C. in 2010 and has benefited from its parent company’s technology resources and support. The company has an annual capacity of 50 MW. For more information, please visit: www.hypv.com.cn

For further information, please contact:

Trina Solar Limited	Brunswick Group
Teresa Tan, CFO	Ilse Schache
Phone: + (86) 519-8517-6823 (Changzhou)	Email: trina@brunswickgroup.com
Phone: + (86) 10-6566-2256 (Beijing)

Yvonne Young
Head of Investor Relations
Phone: + (86) 519-8517-6878 (Changzhou)
Email: ir@trinasolar.com